December 1, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Kate Beukenkamp
Re:    Ingram Micro Holding Corporation
Registration Statement on Form S-3
Filed November 12, 2025
File No. 333-291469
Dear Ms. Beukenkamp:
Reference is made to the Registration Statement on Form S-3 filed by Ingram Micro Holding Corporation (the “Company”) with the U.S. Securities and Exchange Commission on November 12, 2025 (File No. 333-291469) (the “Registration Statement”).
The Company hereby requests the Registration Statement be made effective at 4 p.m., Eastern Time, on December 3, 2025 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.
If you have any questions related to this letter or if you require any additional information, please contact Cristopher Greer or Anne Barrett of Willkie Farr & Gallagher LLP at (212) 728-8214 or (212) 728-8466, respectively. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Ingram Micro Holding Corporation

By:	/s/ Augusto Aragone
Name: Augusto Aragone
Title: Executive Vice President, Secretary and General Counsel

Via E-mail:

cc:	Cristopher Greer
Anne Barrett
Willkie Farr & Gallagher LLP